

03025148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL	
OMB Number:	3235-0082
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FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________________ to __________________

Commission file number: 333-14024

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanson Building Materials America, Inc.
Monmouth Shores Corporate Park
1333 Campus Parkway
Neptune, NJ 07753

ANNUAL REPORT ON FORM 11-K
ITEM 4
FINANCIAL STATEMENTS

Hanson Building Materials America
Retirement Savings and Investment Plan for
Collectively Bargained Employees
December 31, 2002

Annual Report on Form 11-K

Item 4

Financial Statements

Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees

The following financial information of the Plan is submitted herewith:

Ernst & Young

Ernst & Young LLP
Metro Park
99 Wood Avenue South
P.O. Box 751
Iselin, New Jersey 08830-0471

Phone: (732) 516-4200
www.ey.com

Report of Independent Auditors

Retirement Plans Committee
Hanson Building Materials America Inc.

We have audited the accompanying statements of net assets available for benefits of the Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002 and for the period March 1, 2001 through December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year and the period then ended in conformity with accounting principles generally accepted in the United States.



June 11, 2003

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Statements of Net Assets Available for Benefits

	December 31	
	2002	2001
Assets		
Beneficial interest in the Hanson Building Materials America Retirement Savings and Investment Trust, principally at fair value, except for the fixed income fund at contract value	$2,901,848	$1,968,002
Net assets available for benefits	$2,901,848	$1,968,002

See accompanying notes.

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31, 2002	Period from March 1, 2001 to December 31, 2001
Net assets available for benefits at beginning of year	$1,968,002	$ –
Additions:		
Participants' contributions	232,145	166,827
Employer contributions	152,725	113,901
Trust to trust transfers	893,447	1,815,605
Net decrease resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Trust	–	24,140
Transfers from Hanson Building Materials America Retirement Savings and Investment Plan	–	1,141
	3,246,319	2,121,614
Deductions:		
Distributions to participants	(279,392)	(149,586)
Net decrease resulting from investment in the Hanson Building Materials America Retirement Savings and Investment Trust	(56,319)	–
Administrative expenses	(8,760)	(4,026)
	(344,471)	(153,612)
Net assets available for benefits at end of year	$2,901,848	$1,968,002

See accompanying notes.

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Effective March 1, 2001, the Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees (the "Plan") became a participant in the Hanson Building Materials America Retirement Savings and Investment Trust (the "Trust") as described in Note 6. The change in the Plan's beneficial interest in the Trust resulting from investment activity is comprised of the Plan's share of interest, dividends, net realized gains and losses and unrealized appreciation or depreciation of the related Trust's assets.

Deutsche Bank - Bankers Trust Company of New York (the "Trustee") was the custodian of all investments of the Trust for the period January 2001 through April 2002.

Effective May 1, 2002, Fidelity Management Trust Company is the custodian of all investments of the Trust.

The accounting records of the Plan and the Trust are maintained on the accrual basis of accounting. The investments of the Plan and Trust are recorded in the financial statements of the Plan and Trust at fair value, except for the fixed income fund which is recorded at contract value (see Note 4).

Trustee fees and costs and expenses incurred with regard to the purchase, sale and transfer of securities in connection with the operation of the Trust are allocated to the participating plans. Commissions for transactions in the BrokerageLink Fund are added to the purchase price of a security and deducted from the proceeds of a sale of a security within the applicable participant's account. Hanson Building Materials America (the "Company" or "Employer") is the Plan Sponsor.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Description of the Plan

General

The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for purposes of receiving retirement benefits. The following information is included as a general description of the Plan. For more detailed information, the "Plan Document" is available at the Company and the Hanson Building Materials America's Corporate Office.

Participation

Participation in the Plan is available to all employees of the Company covered by a collective bargaining agreement who are at least 21 years of age and who have worked at least 500 hours during a consecutive 6 month period.

Employee Contributions

The Plan provides for self-directed investment programs with separate funds. Participants in the Plan contribute pre-tax dollars. All assets are invested in the Trust. The maximum pre-tax employee contribution allowed was $11,000 plus a catch-up adjustment for participants age 50 and older of $1,000 in 2002 and $10,500 in 2001.

The majority of the participants of the Plan can authorize a payroll deduction of 1% to 17% of wages in 1% increments into the Plan.

Employer Contributions

Participants belonging to the various unions receive Company matching contributions in accordance with the provision of their respective collective bargaining agreements. Employer matching contributions follow participant contribution elections.

Vesting

Participants belonging to the various unions vest in accordance with the provision of their respective collective bargaining agreements.

2. Description of the Plan (continued)

Hardship Withdrawal

Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal is allowed in any 12 month period.

Loans

Participants can borrow against their account balance. The minimum amount a participant may borrow is $1,000. Total loans to a participant generally cannot exceed the lesser of $50,000 or 50% of their account balance. The amount of any loan will be withdrawn in a ratio that is proportionate to the participant's balance in each investment fund. Loans shall bear interest at the prime lending rate (at the date of the loan) plus 1% and are repayable within 5 years from the date of borrowing with the exception of loans in excess of $15,000 and used to acquire a primary residence which are repayable over a period of up to 10 years.

As loans are repaid, both the principal and interest are deposited to the participant's current investment fund elections. The vested portion of a participant's investment account is pledged as collateral for the loan.

Federal Income Taxes

Participants are not liable for federal income taxes on amounts earned in the Plan or on amounts contributed by the Employer until such time that their participating interest is distributed to them, provided that the Plan retains its qualified status (see Note 8).

Plan Termination

Although the Plan Sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In the event of termination, participants affected automatically become vested to the extent of the balances in their individual accounts.

3. Trust to Trust Transfers

On May 1, 2002, the Deutsche Bank Trust Assets were transferred to the Fidelity Management Trust Company in the amount of $1,909,867.

On December 2, 2002, the Davon Basic Construction 401(k) Plan was merged into the Plan. In connection with this merger, the assets and related liabilities totaling approximately $893,447 were transferred to the Surviving Plan in December 2002.

4. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31	
	2002	2001
Fidelity Managed Income Fund	$1,570,304	
Fidelity Freedom 2020 Fund	192,238	
Fidelity Freedom 2030 Fund	168,612	
Spartan U.S. Equity Index Fund	323,764	
Fidelity Loan Account	245,850	
Bankers Trust Equity Appreciation Fund		$ 103,102
Bankers Trust Fixed Income Fund		1,380,574
Bankers Trust Lifecycle Long Range Fund		98,007
Bankers Trust Loan Account		166,109
Bankers Trust Institutional Equity 500 Index Fund		159,707

5. Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31	
	2002	2001
Net assets:		
Hanson Company Stock Fund	$7,731**	$5,072**

5. Non Participant-Directed Investments (continued)

	Year ended December 31, 2002
Changes in net assets:	
Contributions	$ 4,045
Earnings and net realized and unrealized depreciation in fair value	(2,219)
Distributions to participants	(111)
Transfers to participant-directed investments	971
Administrative expenses	(27)
	$ 2,659

** A portion of this balance is participant directed.

6. Hanson Building Materials America Retirement Savings and Investment Trust Information

The Hanson Building Materials America Retirement Savings and Investment Trust was created in October 1996 for the purpose of investing the pooled assets of various defined contribution plans of Hanson Building Materials America.

Basic, supplemental and/or rollover contributions of participants are invested in one or more of the funds established under the Trust as described below:

Hanson Company Stock Fund

This is a common stock fund consisting primarily of Hanson PLC ADSs. When necessary, this Fund will make an interim investment in the Trustee's Short-Term Investment Fund.

Fidelity Investments Managed Income Fund

This fund mainly consists of Guaranteed Investment Contracts ("GICs"), Bank Investment Contracts ("BICs") and Benefit Responsive GICs. The GICs have fully benefit responsive features and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

withdrawals from the contract. The average yield for the investment contracts was 6.13 and 6.19% for the years ended December 31, 2002 and 2001, respectively. The crediting interest rates range from 4.87% to 8.59% and 5.48% to 7.06% as of December 31, 2002 and 2001, respectively, and are determined based on the balance and the activity in the account. Selected contracts have crediting interest rate resets on a quarterly or annual basis. There are no limitations on guarantees under the terms of the contracts. No valuation reserves have been established to adjust contract amounts since there are no problems with the creditworthiness of the contract issuers. The fair value of the investment contracts recorded at contract value is estimated at approximately $101.0 million and $98.0 million at December 31, 2002 and 2001, respectively.

BrokerageLink Fund

The BrokerageLink Fund is an individual account with a registered broker-dealer which holds funds eligible to be transferred from the core funds at the direction of the participant in any tradable security subject to the limitations of the Department of Labor Regulations.

The following funds listed below are open-end mutual funds managed by Fidelity Investments. These funds may have investments in derivatives. The derivatives may include repurchase agreements, options, forward futures contracts, foreign currency transactions, and forward foreign currency contracts. For detailed information on each Fund's investments and concentrations of credit risk, the Prospectus and Annual Report are available from the Trustee.

Fidelity Investments Diversified International Fund
Fidelity Investments Dividend Growth Fund
Fidelity Investments Mid-Cap Stock Fund
Fidelity Investments Freedom Income Fund
Fidelity Investments Freedom 2000 Fund
Fidelity Investments Freedom 2010 Fund
Fidelity Investments Freedom 2020 Fund
Fidelity Investments Freedom 2030 Fund
Fidelity Investments Freedom 2040 Fund
Spartan U.S. Equity Index Fund
Neuberger & Berman Genesis Trust Fund

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Information included in the financial statements and the Trust related to the BrokerageLink Fund represents the aggregation of individual participant accounts and, as a result, the investment results presented are not representative of the results obtained by each participant in the BrokerageLink Fund. Individuals participating in the BrokerageLink Fund should refer to their individual participant account statements for information regarding their own investment performance.

Investments in Hanson PLC ADSs are recorded on the basis of cost, but are stated at fair value. Fair value of investments is determined by quoted market prices on active national securities exchanges with the resulting changes in value being recorded as net appreciation (depreciation) in fair value of investments.

Investments in the mutual funds are stated at fair value. Fair value of these investments is determined each business day by an independent pricing service approved by Fidelity Investments Board of Trustees with the resulting changes in value being recorded as net appreciation (depreciation) in fair value of investments.

Investments in the BrokerageLink Fund are recorded at fair value. Fair value of investments is determined by quoted market prices in an active market, if available. For those securities with no quoted market prices, fair value is estimated by the Plan Trustee.

Income and realized and unrealized appreciation or depreciation of investments of the Trust is allocated to the participating plans based on a unit valuation method.

The Plan is one of two plans in the Trust and represents an approximate 1% interest in the Trust at December 31, 2002 and 2001.

Financial information relating to the Trust is summarized as follows:

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Notes to Financial Statements (continued)

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Statement of Net Assets Available for Participating Plans-With Fund Information

Hanson Building Materials America Retirement Savings and Investment Trust

December 31, 2002

	Investment Fund															
	Hanson Company Stock Fund	Fidelity Investments Managed Income Fund	Fidelity Investments Diversified International Fund	Fidelity Investments Dividend Growth Fund	Fidelity Investments Mid-Cap Stock Fund	Fidelity Investments Freedom Income Fund	Fidelity Investments Freedom 2000 Fund	Fidelity Investments Freedom 2010 Fund	Fidelity Investments Freedom 2020 Fund	Fidelity Investments Freedom 2030 Fund	Fidelity Investments Freedom 2040 Fund	Spartan U.S. Equity Index Fund	Neuberger & Berman Genesis Trust Fund	Self-Directed Window Fund	Loan Account	Total
Assets																
Investments:																
At fair value:																
Fidelity Diversified International (units-255,862, cost $5,067,973)			$4,390,588													$ 4,390,588
Fidelity Dividend Growth (units-730,259, cost $19,222,033)				$16,299,379												16,299,379
Fidelity Mid-Cap Stock (units-701,967, cost $14,714,862)					$11,413,980											11,413,980
Fidelity Freedom Income (units-27,162, cost $289,172)						$287,912										287,912
Fidelity Freedom 2000 (units-87,465, cost $975,360)							$962,987									962,987
Fidelity Freedom 2010 (units-170,824, cost $2,064,429)								$1,954,230								1,954,230
Fidelity Freedom 2020 (units-565,455, cost $6,838,610)									$6,016,438							6,016,438
Fidelity Freedom 2030 (units-2,357,931, cost $28,520,686)										$24,145,211						24,145,211
Fidelity Freedom 2040 (units-12,708, cost $77,091)											$74,471					74,471
Sparta US EQ Index (units-256,901, cost $9,570,263)												$8,002,456				8,002,456
Neuberger & Berman Genesis (units-268,749, cost $8,499,448)													$7,562,603			7,562,603
Hanson ADSs (units-516,145, cost-$15,673,626)	$11,787,623															11,787,623
Commingled investment contract fund at contract value:																
Fidelity STIF		$ 70,342,571														70,342,571
Investment contracts at contract value:																
Principal Financial Group		5,675,102														5,675,102
Deutsche Bank AG EPL		2,860,514														2,860,514
BMA		2,214,115														2,214,115
Canada Life		2,499,493														2,499,493
Security Life of Denver		2,632,413														2,632,413
Pacific Life		2,203,405														2,203,405
CDC Bric		12,315,023														12,315,023
Self-Directed Window Assets/Securities:																
Common Stock														$ 812,916		812,916
Income Oriented Mutual Funds														146,352		146,352
Growth Oriented Mutual Funds														720,803		720,803
Index and Stock Options														6,880		6,880
Corporate Debt														5,204		5,204
Government Debt														73,034		73,034
Certificates of Deposit														86,190		86,190
Cash and Money Market														1,184,277		1,184,277
Total investments	11,787,623	100,742,636	4,390,588	16,299,379	11,413,980	287,912	962,987	1,954,230	6,016,438	24,145,211	74,471	8,002,456	7,562,603	3,035,656		196,676,170
Receivables/(payables):																
Employee loans															$9,721,354	9,721,354
Due (to) from employer														(27,909)		(27,909)
Net assets available to participating plans	$11,787,623	$100,742,636	$4,390,588	$16,299,379	$11,413,980	$287,912	$962,987	$1,954,230	$6,016,438	$24,145,211	$74,471	$8,002,456	$7,562,603	$3,007,747	$9,721,354	$206,369,615

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Notes to Financial Statements (continued)

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Statement of Net Assets Available for Participating Plans-With Fund Information

Hanson Building Materials America Retirement Savings and Investment Trust

December 31, 2002

	Investment Fund															
	Hanson Company Stock Fund	Fidelity Investments Managed Income Fund	Fidelity Investments Diversified International Fund	Fidelity Investments Dividend Growth Fund	Fidelity Investments Mid-Cap Stock Fund	Fidelity Investments Freedom Income Fund	Fidelity Investments Freedom 2000 Fund	Fidelity Investments Freedom 2010 Fund	Fidelity Investments Freedom 2020 Fund	Fidelity Investments Freedom 2030 Fund	Fidelity Investments Freedom 2040 Fund	Spartan U.S. Equity Index Fund	Neuberger & Berman Genesis Trust Fund	*Self-Directed* Window Fund	Loan Account	Total
Assets																
Investments:																
At fair value:																
Fidelity Diversified International (units-255,862, cost $5,067,973)			$4,390,588													$ 4,390,588
Fidelity Dividend Growth (units-730,259, cost $19,222,033)				$16,299,379												16,299,379
Fidelity Mid-Cap Stock (units-701,967, cost $14,714,862)					$11,413,980											11,413,980
Fidelity Freedom Income (units-27,162, cost $289,172)						$287,912										287,912
Fidelity Freedom 2000 (units-87,465, cost $975,360)							$962,987									962,987
Fidelity Freedom 2010 (units-170,824, cost $2,064,429)								$1,954,230								1,954,230
Fidelity Freedom 2020 (units-565,455, cost $6,838,610)									$6,016,438							6,016,438
Fidelity Freedom 2030 (units-2,357,931, cost $28,520,686)										$24,145,211						24,145,211
Fidelity Freedom 2040 (units-12,708, cost $77,091)											$74,471					74,471
Sparta US EQ Index (units-256,901, cost $9,570,263)												$8,002,456				8,002,456
Neuberger & Berman Genesis (units-268,749, cost $8,499,448)													$7,562,603			7,562,603
Hanson ADSs (units-516,145, cost-$15,673,626)	$11,787,623															11,787,623
Commingled investment contract fund at contract value:																
Fidelity STIF		$ 70,342,571														70,342,571
Investment contracts at contract value:																
Principal Financial Group		5,675,102														5,675,102
Deutsche Bank AG EPL		2,860,514														2,860,514
BMA		2,214,115														2,214,115
Canada Life		2,499,493														2,499,493
Security Life of Denver		2,632,413														2,632,413
Pacific Life		2,203,405														2,203,405
CDC Bric		12,315,023														12,315,023
Self-Directed Window Assets/Securities:																
Common Stock														$ 812,916		812,916
Income Oriented Mutual Funds														146,352		146,352
Growth Oriented Mutual Funds														720,803		720,803
Index and Stock Options														6,880		6,880
Corporate Debt														5,204		5,204
Government Debt														73,034		73,034
Certificates of Deposit														86,190		86,190
Cash and Money Market														1,184,277		1,184,277
Total investments	11,787,623	100,742,636	4,390,588	16,299,379	11,413,980	287,912	962,987	1,954,230	6,016,438	24,145,211	74,471	8,002,456	7,562,603	3,035,656		196,676,170
Receivables/(payables):																
Employee loans															$9,721,354	9,721,354
Due (to) from employer														(27,909)		(27,909)
Net assets available to participating plans	$11,787,623	$100,742,636	$4,390,588	$16,299,379	$11,413,980	$287,912	$962,987	$1,954,230	$6,016,438	$24,145,211	$74,471	$8,002,456	$7,562,603	$3,007,747	$9,721,354	$206,369,615

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Notes to Financial Statements (continued)

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Statement of Net Assets Available for Participating Plans-With Fund Information

Hanson Building Materials America Retirement Savings and Investment Trust

December 31, 2001

	Investment Fund												
	Hanson *Company* Stock Fund	Bankers Trust Fixed Income Fund	Bankers Trust Equity Appreciation Fund	Bankers Trust International Equity Fund	Bankers Trust Lifestyle Short Range Fund	Bankers Trust Lifestyle Mid Range Fund	Bankers Trust Lifestyle Long Range Fund	American Century Income & Growth Fund	Bankers Trust Institutional Equity 500 Index Fund	Neuberger & Berman Genesis Trust Fund	Self-Directed Window Fund	*Loan* Account	Total
Assets													
Investments:													
At fair value:													
Bankers Trust Company BT Pyramid Directed Account Cash Fund (Short-Term Investment Fund) (units-6,789,826, cost $6,789,826)	$ 493,386	$ 6,746,668									$ 3,243		$ 7,243,297
Bankers Trust Company BT Pyramid Discretionary Account (Short-Term Investment Fund) (units-6,297,412, cost-$6,297,412)													–
Bankers Trust Invt Fds. Equity Appreciation Fund (units-1,256,327, cost-$17,930,311)			$15,431,297										15,431,297
Bankers Trust Invt Fds. Int'l Equity Fd (units-250,221, cost-$5,397,223)				$4,714,976									4,714,976
Bankers Trust Invt Fds. Lifecycle Short Range Fd (units-147,300, cost-$1,520,492)					$1,475,119								1,475,119
Bankers Trust Invt Fds. Lifecycle Mid Range Fd (units-693,170, cost-$7,415,777)						$6,749,351							6,749,351
Bankers Trust Invt Fds. Lifecycle Long Range Fd (units-3,386,230 cost-$37,295,160)							$35,901,493						35,901,493
American Century Income & Growth Fund (units-782,517, cost-$22,908,196)								$21,360,192					21,360,192
BT Institutional Equity 500 (units-72,212,112, cost-$11,577,501)									$9,372,627				9,372,627
Neuberger & Berman Genesis (units-177,316, cost-$4,526,604)										$5,147,977			5,147,977
Hanson ADSs (shares-485,487, cost-$15,851,408)	16,322,073												16,322,073
Commingled investment contract fund at contract value:													
Bankers Trust Company BT Pyramid Open End GIC Fund		2,712,261											2,712,261
Investment contracts at contract value:													
Principal Financial Group		5,617,125											5,617,125
Transamerica Life Insurance		10,582,053											10,582,053
Bank of America		12,821,014											12,821,014
Sun America Life Insurance Company		671,734											671,734
Protective Life Insurance Company		2,320,591											2,320,591
Prudential		3,041,982											3,041,982
Commonwealth Life Insurance Company		20,019,176											20,019,176
CDC Bric		13,879,429											13,879,429
Security Life of Denver		2,471,148											2,471,148
Pacific Life		2,075,932											2,075,932
BMA		2,083,808											2,083,808
Security Benefit Life		3,332,936											3,332,936
Canada Life		2,486,926											2,486,926
Lincoln Financial Group		6,581,798											6,581,798
Self-Directed Window Assets/Securities:													
US Government Securities (cost $45,331.15)											$ 67,967		67,967
Company Stock Fund (cost $5,401.55)											6,724		6,724
Common Stock (cost $5,093,547)											3,862,449		3,862,449
Foreign Common Stock ($67,611)											36,371		36,371
Total investments	16,815,459	97,444,581	15,431,297	4,714,976	1,475,119	6,749,351	35,901,493	21,360,192	9,372,627	5,147,977	3,976,754	$ –	218,389,826
Receivables/(payables):													
Interfund transfers	9	(21,560)	(1,337)	(678)		(5)	(1)	1,034	(7,040)	28,723	852	3	–
Receivable of Plan assets due to Plan merger		199,218											199,218
Dividends and interest	1,792	(44,198)	1,922	635	72	1,731	459	462	1,537	139	28,175	203	(7,071)
Employee loans	1,315	10,611	156	1,066	762	1,021	(2,135)	14,576	10,473	665		8,337,163	8,375,673
Due (to) from employer	5,032	57,092	3,959	4,114	4,129	5,037	21,318	22,627	14,890	5,388		(67,469)	76,117
Net assets available to participating plans	$16,823,607	$97,645,744	$15,435,997	$4,720,113	$1,480,082	$6,757,135	$35,921,134	$21,398,891	$9,392,487	$5,182,892	$4,005,781	$8,269,900	$227,033,763

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Notes to Financial Statements (continued)

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Statement of Changes in Net Assets Available for Participating Plans

Hanson Building Materials America Retirement Savings and Investment Trust

Year ended December 31, 2002

	Investment Funds												
	Hanson Company Stock Fund	Bankers Trust Fixed Income Fund	Bankers Trust Equity Appreciation Fund	Bankers Trust International Equity Fund	Bankers Trust Lifecycle Short Range Fund	Bankers Trust Lifecycle Mid-Range Fund	Bankers Trust Lifecycle Long Range Fund	Self-Directed Window Fund	Loan Account	American Century Income & Growth Fund	Bankers Trust Institutional Equity 500 Index Fund	Neuberger & Berman Genesis Trust Fund	Total
Investment operations:													
Dividends and interest	$ 5,414	$ 89,049	$ 11,039	$ 4,750	$ 2,880	$ 4,421	$ 18,223		$ (176,166)	$ 22,098	$ 11,787	$ 6,505	$ -
Net appreciation (depreciation) in fair value of investments	1,758,903	1,829,871	(155,109)	25,648	9,507	(78,212)	(935,662)	$ (373,945)	176,163	(847,863)	(584,305)	625,154	1,450,150
Increase (decrease) from investment operations	1,764,317	1,918,920	(144,070)	30,398	12,387	(73,791)	(917,439)	(373,945)	(3)	(825,765)	(572,518)	631,659	1,450,150
Other changes:													
Participants' contributions	252,262	1,864,171	429,859	213,903	78,562	249,866	679,549			830,505	582,235	316,735	5,497,647
Employer contributions	77,180	572,143	110,432	58,683	24,014	78,329	199,589			213,025	147,542	67,020	1,547,957
Interfund transfers	(20)	403,743	(445,702)	(20,361)	12,526	5,277	(855,866)	(172,708)	311,369	(678,693)	(193,572)	1,634,007	-
Withdrawals	(555,939)	(5,371,038)	(330,164)	(90,329)	(230,524)	(294,535)	(1,615,297)	(269,632)	(299,439)	(839,837)	(292,939)	(142,174)	(10,331,847)
Transfer to/from successor trusts	(18,347,083)	(96,959,759)	(15,044,168)	(4,908,555)	(1,375,912)	(6,716,815)	(33,383,154)	(3,189,496)	(8,281,827)	(20,080,887)	(9,055,391)	(7,685,178)	(225,028,225)
Administrative expenses	(14,324)	(73,924)	(12,184)	(3,852)	(1,135)	(5,466)	(28,516)			(17,239)	(7,844)	(4,961)	(169,445)
Subtotal	(18,587,924)	(99,564,664)	(15,291,927)	(4,750,511)	(1,492,469)	(6,683,344)	(35,003,695)	(3,631,836)	(8,269,897)	(20,573,126)	(8,819,969)	(5,814,551)	(228,483,913)
Change in net assets	(16,823,607)	(97,645,744)	(15,435,997)	(4,720,113)	(1,480,082)	(6,757,135)	(35,921,134)	(4,005,781)	(8,269,900)	(21,398,891)	(9,392,487)	(5,182,892)	(227,033,763)
Net assets available to participating plans at beginning of year	16,823,607	97,645,744	15,435,997	4,720,113	1,480,082	6,757,135	35,921,134	4,005,781	8,269,900	21,398,891	9,392,487	5,182,892	227,033,763
Net assets available to participating plans at end of year	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$	$ -	$ -	$ -	$ -	$ -

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Notes to Financial Statements (continued)

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Statement of Changes in Net Assets Available for Participating Plans

Hanson Building Materials America Retirement Savings and Investment Trust

Year ended December 31, 2002

	Investment Funds															
	Hanson Company Stock Fund	Fidelity Investments Managed Income Fund	Fidelity Investments Diversified International Fund	Fidelity Investments Dividend Growth Fund	Fidelity Investments Mid-Cap Stock Fund	Fidelity Investments Freedom Income Fund	Fidelity Investments Freedom 2000 Fund	Fidelity Investments Freedom 2010 Fund	Fidelity Investments Freedom 2020 Fund	Fidelity Investments Freedom 2030 Fund	Fidelity Investments Freedom 2040 Fund	Spartan U.S. Equity Index Fund	Neuberger & Berman Genesis Trust Fund	Brokerage Link Fund	Loan Account	Total
Investment operations:																
Dividends and interest	$ 30,648	$ 451,096	$ 21,434	$ 111,230	$ 46,618	$ 859	$ 242	$ 14.915	$ 27,391	$ 92.851	$ 33	$ 52,121	$ 40.525	$ –	$ –	$ 889.963
Net appreciation (depreciation) in fair value of investments	(6.892,972)	3.496.720	(706.614)	(3.232,084)	(3.622,227)	1.780	6.748	(88.512)	(826.114)	(4.880.741)	(1.904)	(1.645,857)	(1.038,056)	(484.217)	(2.845)	(19.916.895)
Increase (decrease) from investment operations	(6,862,324)	3.947,816	(685,180)	(3,120.854)	(3.575.609)	2,639	6,990	(73.597)	(798.723)	(4.787,890)	(1,871)	(1.593,736)	(997.531)	(484,217)	(2.845)	(19.026.932)
Other changes:																
Participants' contributions	453,431	3.417.946	336,281	1.183,092	635.469	22.917	20,246	184,536	478,413	1.022.685	5.864	819,910	546,971	3,139	–	9.130,900
Employer contributions	145,771	1.150.160	99,375	346.976	182.841	5,819	4,492	58,796	154,233	329,569	1.735	234,971	143,927	1.167	–	2.859.832
Interfund transfers	366,759	2.522,536	(159.198)	(1,121,028)	(468,184)	202,805	937,260	525.693	(435,612)	(4.270.472)	39.179	(397.052)	449.319	361,973	1,446,363	341
Withdrawals	(658,463)	(5.744,171)	(144.031)	(1,160.498)	(396.199)	(760)	(5,939)	(149.996)	(269,661)	(1,613,815)	–	(297,848)	(263,836)	(63,812)	(333,157)	(11.102.186)
Transfer to/from successor trusts	18.347,083	95.498,439	4.944,143	20,175,879	15,044,168	54,577	–	1,409,524	6,889.532	33.471,634	29,617	9,240,395	7.685,178	3.189.496	8.610.993	224,590.658
Administrative expenses	(4.631)	(50,090)	(801)	(4.188)	(8.506)	(85)	(63)	(727)	(1.744)	(6.500)	(53)	(4.182)	(1.426)	–	–	(82.996)
Subtotal	18.649,950	96.794.820	5.075.769	19.420,233	14.989,589	285,273	955.996	2.027,826	6.815.161	28.933.101	76,342	9.596.194	8.560.133	3.491.963	9,724,199	225.396.549
Change in net assets	11.787.626	100.742.636	4.390.589	16.299.379	11.413.980	287.912	962,986	1,954,229	6,016,438	24.145.211	74.471	8.002.458	7,562,602	3.007.746	9,721.354	206.369.617
Net assets available to participating plans at beginning of year	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Net assets available to participating plans at end of year	$11,787.626	$100.742.636	$4,390,589	$16,299,379	$11.413,980	$287.912	$962,986	$1.954.229	$6,016,438	$24,145.211	$74,471	$ 8.002.458	$ 7.562.602	$3,007,746	$9,721,354	$206.369.617

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Notes to Financial Statements (continued)

6. Hanson Building Materials America Retirement Savings and Investment Trust Information (continued)

Statement of Changes in Net Assets Available for Participating Plans

Hanson Building Materials America Retirement Savings and Investment Trust

Year ended December 31, 2001

	Investment Funds												
	Hanson Company Stock Fund	Bankers Trust Fixed Income Fund	Bankers Trust Equity Appreciation Fund	Bankers Trust International Equity Fund	Bankers Trust Lifecycle Short Range Fund	Bankers Trust Lifecycle Mid-Range Fund	Bankers Trust Lifecycle Long Range Fund	Self-Directed Window Fund	Loan Account	American Century Income & Growth Fund	Bankers Trust Institutional Equity 500 Index Fund	Neuberger & Berman Genesis Trust Fund	Total
Investment operations:													
Dividends and interest	$ 540,761	$ 5,038,891	$ (165)	$ 4,467	$ 49,460	$ 224,894	$ 909,466	$ 106,076	$ 468,551	$ 223,055	$ 241,098	$ 139,799	$ 7,946,353
Net appreciation (depreciation) in fair value of investments	(232,894)		(2,212,812)	(1,539,826)	(16,016)	(271,432)	(542,818)	(1,135,361)		(1,595,256)	(1,445,166)	353,326	(8,638,255)
Increase (decrease) from investment operations	307,867	5,038,891	(2,212,977)	(1,535,359)	33,444	(46,538)	366,648	(1,029,285)	468,551	(1,372,201)	(1,204,068)	493,125	(691,902)
Other changes:													
Participants' contributions	718,247	5,914,941	1,165,000	643,453	234,781	778,415	2,050,041			2,399,616	1,569,965	719,848	16,194,307
Employer contributions	250,558	1,793,352	341,605	193,665	64,328	206,782	576,327			657,347	446,546	147,210	4,677,720
Interfund transfers	(1,014,555)	6,646,329	(1,418,734)	(585,083)	248,496	27,233	(4,218,220)	(220,214)	1,083,546	(1,651,556)	(127,072)	1,229,830	–
Withdrawals	(2,269,965)	(14,136,733)	(1,330,649)	(678,228)	(83,216)	(520,719)	(4,296,330)		(1,412,222)	(2,660,564)	(644,748)	(262,294)	(28,295,668)
Transfer to/from successor trusts		23,047,135	2,961,440	850,375	97,048	14,383	6,563,848		2,836,686	14,425,679	636,783		51,433,377
Administrative expenses	(41,324)	(292,396)	(35,716)	(12,238)	(2,624)	(14,903)	(63,723)			(36,320)	(20,291)	(9,369)	(528,904)
Subtotal	(2,357,039)	22,972,628	1,682,946	411,944	558,813	491,191	611,943	(220,214)	2,508,010	13,134,202	1,861,183	1,825,225	43,480,832
Change in net assets	(2,049,172)	28,011,519	(530,031)	(1,123,415)	592,257	444,653	978,591	(1,249,499)	2,976,561	11,762,001	657,115	2,318,350	42,788,930
Net assets available to participating plans at beginning of year	18,872,779	69,634,225	15,966,028	5,843,528	887,825	6,312,482	34,942,543	5,255,280	5,293,339	9,636,890	8,735,372	2,864,542	184,244,833
Net assets available to participating plans at end of year	$16,823,607	$97,645,744	$15,435,997	$ 4,720,113	$1,480,082	$6,757,135	$35,921,134	$ 4,005,781	$8,269,900	$21,398,891	$ 9,392,487	$5,182,892	$227,033,763

7. Related Party Transactions

The Trust purchased or received 41,600 and 65,491 Hanson PLC ADSs, and sold or distributed 8,738 and 71,771 Hanson PLC ADSs during the year ended December 31, 2002 and 2001, respectively. Dividend income from Hanson PLC ADSs was $517,087 for the year ended December 31, 2002.

8. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated July 29, 2002 that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hanson Building Materials America
Retirement Savings and Investment Plan
for Collectively Bargained Employees

Date: June 27, 2003

By: /s/ James Guerriero
Name: James Guerriero
Title: Director of Benefits and
Authorized Representative of the
Hanson Building Materials America
Retirement Plans Committee

Exhibit F-21

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-14024) pertaining to the Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees of our report dated June 11, 2003, with respect to the financial statements of the Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Iselin, New Jersey
June 23, 2003

EXHIBIT 99.1

CERTIFICATION

The undersigned member and authorized representative of the Hanson Building Materials America Retirement Plans Committee (the "Committee"), which Committee acts as the Plan Administrator of the Hanson Building Materials America Retirement Savings and Investment Plan for Collectively Bargained Employees (the "Plan"), hereby certifies in such capacity, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge, the Annual Report for the Plan on Form 11-K for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, and that the information contained in such report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 11-K. A signed original of this statement will be retained by Hanson Building Materials America, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: June 27, 2003

By: /s/ James Guerriero
Name: James Guerriero
Title: Director of Benefits and
Authorized Representative of the
Hanson Building Materials America
Retirement Plans Committee